Exhibit 99.91

December 6, 2010 – Final Version as approved by TSX

JUST ENERGY GROUP INC. (the “Corporation”)

2010 SHARE OPTION PLAN

Whereas on April 18, 2001 the Fund by its attorney and administrator, JEC adopted the Fund’s 2001 Unit Option Plan, as amended from time to time (the “Old Plan”) pursuant to which options were issued to Eligible Persons exercisable into Units;

And Whereas the Corporation desires to amend and replace the Old Plan with a Share Option Plan (the “New Plan”) to permit the Corporation to issue Shares to Eligible Persons whether options were granted under the Old Plan or the New Plan exercisable into Shares of the Corporation on a 1:1 basis and it is therefore appropriate to amend the Old Plan to create the New Plan to be called the “2010 Share Option Plan” as herein provided;

And Whereas pursuant to sections 3.1 (m) and 3.3 of the Plan of Arrangement each issued and outstanding Option under the Old Plan is to be exchanged for an Option under the New Plan to acquire the same number of Shares of the Corporation as the number of Units under the Old Plan at the same price and on the same terms as provided under the Old Plan;

And Whereas such exchange is to be effected at the Effective Time on a tax deferred basis under subsection 7 (1.4) of the Income Tax Act and qualifies as a “substitution” under US Treasury Reg. 1.409A-1(b)(5)(v)(D).

ARTICLE 1

PURPOSE OF PLAN

(the “Plan”)

1.1 The purpose of the Plan is: (a) to provide directors, officers, full-time employees and service providers of the Corporation, and any Subsidiary thereof or any entity controlled by the Corporation, compensation opportunities that will encourage ownership of Shares of the Corporation and enhance the Corporation’s and the Corporation’s ability to attract, retain and motivate key personnel and reward significant performance and cash flow growth of the Corporation, and (b) in furtherance of (a) above, to ensure that such persons who were granted Options under the Old Plan will continue to be entitled to the benefits of Options as if they were granted under the New Plan on a tax deferred basis pursuant to subsection 7 (1.4) of the Income Tax Act.

December 6, 2010 – Final Version as approved by TSX

ARTICLE II

DEFINED TERMS

2.1 Where used herein, the following terms shall have the following meanings:

“Arrangement Agreement” means the arrangement agreement dated May 20, 2010 pursuant to which certain persons including the Corporation and the Fund agreed to implement the Plan of Arrangement approved by the Court of Queen’s Bench of Alberta on June 30, 2010;

“Board” means the board of directors of the Corporation or, if established and duly authorized to act, the Committee of the board of directors of the Corporation;

“Business Day” means any day, other than a Saturday or a Sunday, on which the Toronto Stock Exchange is open for trading;

“Change of Control” will be deemed to have occurred under the Plan if:

(a) any individual, partnership, firm, corporation, association, fund, unincorporated organization or other entity, or any syndicate or group acting or presumed to be acting jointly or in concert, offers to acquire or acquires, directly or indirectly, Shares representing 50 percent or more of the outstanding Shares;

(b) assets of the Corporation representing 50 percent or more of the net book value of the Corporation on a consolidated basis, determined as of the date of the audited financial statements of the Corporation then most recently published, are sold, liquidated or distributed; or

(c) shareholders of the Corporation approve, or the Corporation consummates, any reorganization, amalgamation, arrangement, merger, business combination, consolidation, issuance of securities, sale of assets, liquidation, dissolution or winding-up, or any combination thereof (a “transaction”),and, as a result thereof, persons who are shareholders of the Corporation immediately prior to such transaction would not, immediately thereafter, directly or indirectly, own securities representing de facto control of the reorganized, amalgamated, continuing, merged, surviving or consolidated entity.

“Committee” means the Compensation, Human Resources, Environmental, Health and Safety Committee of the Corporation;

“Corporation” means Just Energy Group Inc. and includes any successor corporation thereto;

“Effective Time” means January 1, 2011 at 12:01 a.m.;

“Eligible Person” means any director, officer, full-time employee or service provider of the Corporation, any Subsidiary thereof or any entity controlled directly or indirectly by the Corporation;

“Employee Optionee” shall have the meaning ascribed thereto in Article VI;

December 6, 2010 – Final Version as approved by TSX

“Fund” means Just Energy Income Fund, a trust established under the laws of the Province of Ontario formerly Energy Savings Income Fund;

“JEC” means Just Energy Corp. a company governed by the laws of the Province of Ontario and the successor to Ontario Energy Savings Corp.;

“Market Price”, at any date, in respect of Shares shall be the closing price of such Shares on The Toronto Stock Exchange (or, if such Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Committee) on the last Business Day immediately preceding such date on which the Option is granted by the Committee. If such Shares did not trade on such Business Day, the Market Price shall be the closing price on the last Business Day preceding such date when such Shares traded on such exchange. If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

“Option” means an option to purchase Shares granted under the New Plan and all Options granted under the 2001 Unit Option Plan of the Fund which Options are exchanged for Options under the New Plan effective the Effective Time on a tax deferred basis under subsection 7 (1.4) of the Income Tax Act as provided for in section 12.1 hereof;

“Option Price” means the price per share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article VIII;

“Optionee” means a person to whom an Option has been granted;

“Plan” means the 2010 Share Plan of the Corporation, as embodied herein, as the same may be amended or varied from time to time;

“Plan of Arrangement” means the plan of arrangement pursuant to section 192 of the Canada Business Corporation’s Act resulting in the creation of the Corporation by a Certificate of Arrangement dated January 1, 2011;

“service provider” means any person who provides consulting, advisory or other similar services to the Corporation, the Corporation or any Subsidiary thereof or entity controlled by the Corporation;

“Shares” means common shares of the Corporation listed commencing the opening of trading on January 4, 2011 on the Toronto Stock Exchange or in the event of an adjustment contemplated by Article VIII, such other Shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

“Subsidiary” means any body corporate which is a “subsidiary” (as such term is defined in the Canada Business Corporations Act, as the same may be amended from time to time); and

December 6, 2010 – Final Version as approved by TSX

“Units” means the units of the Fund issuable on the exercise of Options under the Old Plan or in the event of an adjustment contemplated by Article VIII, such other units or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

ARTICLE III

ADMINISTRATION OF THE PLAN

3.1 The Plan shall be administered by the Committee appointed by the Board of the Corporation and consisting of not less than three members of the Board. The members of the Committee shall serve at the pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.

3.2 The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan, and any such interpretation, construction or termination made by the Committee shall be final, binding and conclusive for all purposes;

(c)	to determine those Eligible Persons to be granted Options and to grant those Options;

(d)	to determine the number of Shares covered by each Option;

(e)	to determine the Option Price of each Option;

(f)	to determine the time or times when Options will be granted and exercisable;

(g)	to determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of the Options

ARTICLE IV

SHARES SUBJECT TO PLAN

4 .1 Options may be granted in respect of authorized and unissued Shares provided that the aggregate number of Shares reserved for issuance under the Plan, subject to adjustment or increase of such number pursuant to the provisions of Article VIII, together with any Shares reserved for issuance under any options or warrants for services or employee unit purchase or unit option plans or any other plans, shall not exceed 2,825,000 Shares. Shares in respect of which Options are not exercised shall be available for subsequent Options under the Plan. No fractional Shares may be purchased or issued under the Plan.

December 6, 2010 – Final Version as approved by TSX

ARTICLE V

ELIGIBILITY. GRANT AND TERMS OF OPTIONS

5.1 Options may be granted only to Eligible Persons.

5.2 Options may be granted by the Corporation pursuant to recommendations of the Committee provided and to the extent that such recommendations are approved by the Board.

5.3 Except as otherwise provided in this Article V, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Committee. If, however, no specific determination is made by the Committee with respect to any of the foregoing matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

(a)	the period during which an Option shall be exercisable shall be five years from the date the Option is granted to the Optionee; and

(b)	the Optionee may take up and pay for not more than 33 1/3% of the Shares covered by the Option during each 12 month period following the first anniversary of the date of the grant of the Option; provided, however, that if the number of Shares taken up under the Option during any such 12 month period is less than 33 1/3% of the Shares covered by the Option, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by the Optionee, during such 12 month period.

5.4 The Option Price on Shares which are the subject of any Option shall in no circumstances be lower than the Market Price of the Shares at the date the Option is granted by the Committee.

5.5 In no event may the term of an Option exceed ten years from the date of the grant of the Option.

5. 6 The total number of Shares to be made available to any Optionee under the Plan together with any Shares reserved for issuance under options or warrants for services and employee unit purchase plans or any other unit compensation arrangements to such Optionee shall not exceed 5% of the issued and outstanding Shares at the date of the grant of the Option.

5.7 An Option is personal to the Optionee and is non assignable.

5.8 All Options granted pursuant to the Plan shall automatically vest immediately prior to the occurrence of a Change of Control.

December 6, 2010 – Final Version as approved by TSX

ARTICLE VI

TERMINATION OF EMPLOYMENT OR DEATH

6.1 Subject to sections 6.2 and 6.3 and to any express resolution passed by the Committee with respect to an Option, an Option, and all rights to purchase Shares pursuant thereto, granted to a director, officer, full-time employee or service provider of the Corporation, any Subsidiary or any entity controlled directly or indirectly by the Corporation (an “Employee Optionee”) shall expire and terminate immediately upon the Optionee ceasing to be an Employee Optionee.

6.2 If, before the expiry of an Option in accordance with the terms hereof, the employment of an Employee Optionee by the Corporation, any Subsidiary or any entity controlled directly or indirectly by the Corporation shall terminate by reason of the death of the Employee Optionee, notwithstanding any other provision hereof, such Option (whether or not exercisable at the time of death of the Employee Optionee) may be exercised by the legal representatives of the estate of the Employee Optionee at any time on or prior to the earlier of (i) the date of expiration of such Option and (ii) the first anniversary of the date of death of such Employee Optionee.

6.3 (a)	Subject to subsection 6.3(b), if, before the expiry of an Option in accordance with the terms hereof, the employment of an Employee Optionee by the Corporation, any Subsidiary or any entity controlled directly or indirectly by the Corporation shall terminate for any reason whatsoever other than for cause or by reason of death of the Employee Optionee, such Option may be exercised by the Employee Optionee at any time on or prior to the earlier of (i) the date of expiration of such Option and (ii) the day that is three months following the date of termination of the employment of the Employee Optionee, but only to the extent that the Employee Optionee was entitled to exercise such Option at the date of the termination of his or her employment. To the extent that the Employee Optionee was not entitled to exercise the Option at the date of such termination, or does not exercise such Option within the time specified herein, the Option shall terminate.

(b)	The Committee shall have the authority to:

(i)	subject to section 5.5 and regulatory approval, extend the expiration date of any outstanding Option; or

(ii)	accelerate the right to exercise any outstanding Option in circumstances in which the Committee deems such action to be appropriate.

6.4 Options shall not be affected by any change of employment of the Employee Optionee or by the Employee Optionee ceasing to be a director where the Employee Optionee continues to be employed on a full—time basis by, or continues to be a director of the Corporation, or any Subsidiary or entity controlled directly or indirectly by the Corporation.

December 6, 2010 – Final Version as approved by TSX

ARTICLE VII

EXERCISE OF OPTIONS AND TAX WITHHOLDING

7.1 An Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Corporate Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased and any amount required to be paid pursuant to section 7.3. Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment or in the case of uncertificated Shares shall be credited to the account of the Optionee.

7.2 Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)	the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares Compliance with applicable securities laws and for the listing of such Shares on any stock exchange on which the Shares are then listed.

7.3 The Corporation shall have the power and the right to deduct or withhold, or require the holder of an Option to remit to the Corporation, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of Options granted under the Plan. With respect to required withholding, the Corporation shall have the irrevocable right to set off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to the holder of the Option (whether arising pursuant to the holder of the Option’s relationship as a director, officer or employee of the Corporation or as a

December 6, 2010 – Final Version as approved by TSX

result of the holder of the Option providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements satisfactory to the holder of the Option and the Corporation. In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the withholding obligation net of selling costs. The holder of the Option consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Shares.

ARTICLE VIII

CERTAIN ADJUSTMENTS

8.1 Appropriate adjustments in the number of Shares subject to the Plan, and as regards Options granted or to be granted, in the number of Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the total number of issued and outstanding Shares resulting from subdivisions, consolidations or reclassifications of the Shares, the payment of Share dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the capital of the Corporation.

ARTICLE IX

AMENDMENT OR DISCONTINUANCE OF PLAN

9.1 Subject to applicable shareholder and/or regulatory approval, the Board may amend or discontinue the Plan at any time provided, however, that no such amendment may increase the maximum number of Shares that may be optioned under the Plan, change the manner of determining the minimum Option Price or, without the consent of the Optionee, alter or impair any Option previously granted to an Optionee under the Plan.

ARTICLE X

MISCELLANEOUS PROVISIONS

10.1 The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised), and the Corporation shall issue such Shares to the Optionee in accordance with the terms of the Plan in those circumstances.

10.2 Nothing in the Plan or any Option shall confer upon any Employee Optionee any right to continue in the employ of the Corporation, any Subsidiary or any entity controlled directly or indirectly by the Corporation or affect in any way the right of the employer to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the employer to extend the employment of any Employee Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any current or future retirement plan of the employer or any current or future retirement policy of the employer, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the employer.

December 6, 2010 – Final Version as approved by TSX

ARTICLE XI

REGULATORY APPROVAL

11.1 The Plan shall be subject to acceptance by The Toronto Stock Exchange. Any Options granted prior to such approval and acceptance shall be conditional upon such acceptance being given and no such Options may be exercised unless and until such acceptance is given.

ARTICLE XII

CONVERSION

12.1 As provided in the Plan of Arrangement, all Options issued under the Old Plan shall be deemed, without any further action or approval immediately after the Effective Time, to be exchanged and become and be deemed to be Options under the New Plan such exchange to be effected on a tax deferred and/or rollover basis basis under section 7(1.4) of the Income Tax Act. The Committee shall use its reasonable efforts to ensure that any exchange of (as well as any adjustment with respect to the exercise price for and number of Shares subject to) an Option granted to a U.S. Participant pursuant to this Plan will be made so as to comply with, and not create any adverse tax consequences under, sections 424 and 409A of the U.S. Internal Revenue Code.